Exhibit 4.2

Description of Registrant’s Securities

Unless otherwise indicated or the context otherwise requires, references in this Exhibit 4.2 to “we, “us” and “our” refer collectively to Northwest Bancshares, Inc. and Northwest Bank or to any of those entities, depending on the context. In addition, we may refer to Northwest Bancshares, Inc. as “Northwest Bancshares”.

General
    We are authorized to issue up to 500,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share. Our articles of incorporation permit our board of directors, without action by the stockholders, to amend the articles of incorporation to increase or decrease the aggregate number of shares of common stock and preferred stock.
Common Stock
    Voting Rights. Holders of common stock of Northwest Bancshares have exclusive voting rights in Northwest Bancshares. They elect Northwest Bancshares’ board of directors and act on other matters that are required to be presented to them under Maryland law or that are otherwise presented to them by the board of directors. Each holder of common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. However, any person who beneficially owns more than 10% of the then-outstanding shares of Northwest Bancshares’ common stock is not entitled or permitted to vote any shares of common stock held in excess of the 10% limit. If Northwest Bancshares issues shares of preferred stock, holders of the preferred stock may also possess voting rights. Certain matters require the approval of 80% of Northwest Bancshares’ outstanding common stock.
    Dividends. Northwest Bancshares generally may pay dividends on its common stock if, after giving effect to such distribution, (i) it would be able to pay its indebtedness as the indebtedness comes due in the usual course of business or (ii) its total assets exceed the sum of its liabilities and the amount needed, if Northwest Bancshares were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of any holders of capital stock who have a preference in the event of dissolution. The holders of common stock of Northwest Bancshares are entitled to receive and share equally in dividends as may be declared by Northwest Bancshares’ board of directors out of funds legally available therefor. If Northwest Bancshares issues shares of preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends. The payment of dividends by Northwest Bancshares is also subject to limitations that are imposed by federal law, regulation and policy.
The Federal Reserve has issued a policy statement providing that dividends should be paid only out of current earnings and only if the holding company’s prospective rate of earnings retention is consistent with its capital needs, asset quality and overall financial condition. Federal regulatory guidance also provides for prior regulatory consultation with respect to capital distributions in certain circumstances such as where the holding company’s net income for the past four quarters, net of dividends previously paid over that period, is insufficient to fully fund the dividend or the holding company’s overall rate or earnings retention is inconsistent with its capital needs and overall financial condition.
    Liquidation. In the event of liquidation, dissolution or winding up of Northwest Bancshares, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities (including payments with respect to its liquidation account), all of the assets of Northwest Bancshares available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

    Preemptive Rights. Holders of the common stock of Northwest Bancshares are not entitled to preemptive rights with respect to any shares that may be issued. Our common stock is not subject to redemption.
Preferred Stock
Our articles of incorporation permit our board of directors to authorize the issuance of preferred stock in one or more series, without additional approval of the holders of our common stock or preferred stock. The board of directors can establish the number of shares to be included in each such series, and fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of the shares of each such series.
Certain Anti-Takeover Provisions
Our articles of incorporation and bylaws contain several provisions that may be deemed to have the effect of discouraging or delaying attempts to gain control of us. Such provisions include, among other things, the requirement of a super majority vote of stockholders or directors to approve certain business combinations and other corporate actions, special procedural rules regarding nomination for election to the board of directors or the introduction of new business at meetings of stockholders, allowing the board to give due consideration to constituencies other than our stockholders in evaluating acquisition or merger proposals, providing that a director may be removed prior to the expiration of his or her term only for cause, upon the vote of a majority of the shares entitled to be voted in the election of directors, a staggered board of directors, prohibiting cumulative voting for any purpose and a vote limitation on shares owned in excess of 10% of Northwest Bancshares’ outstanding shares. The foregoing provisions could impede a change of control.  In particular, classification of the board of directors has the effect of decreasing the number of directors that could be elected in a single year by any person who seeks to elect its designees to a majority of the seats on the board. Furthermore, allowing the board to consider non-stockholder constituencies may have the effect of increasing the board’s discretion to reject acquisition or merger proposals.
Additionally, in certain instances, the issuance of authorized but unissued shares of common stock or preferred stock may have an anti-takeover effect.  The authority of the board of directors to issue preferred stock with rights and privileges, including voting rights, as it may deem appropriate, may enable the board to prevent a change of control despite a shift in ownership of our common stock.  In addition, the board’s authority to issue additional shares of common stock may help deter or delay a change of control by increasing the number of shares needed to gain control.
Northwest Bancshares, Inc.’s Articles of Incorporation and Bylaws
    Directors. The board of directors is divided into three classes. The members of each class are elected for a term of three years and only one class of directors will be elected annually. Thus, it would take at least two annual elections to replace a majority of our board of directors. Further, the bylaws impose notice and information requirements in connection with the nomination by stockholders of candidates for election to the board of directors or the proposal by stockholders of business to be acted upon at an annual meeting of stockholders.
    Restrictions on Call of Special Meetings. The articles of incorporation and bylaws provide that special meetings of stockholders can be called by the President, by a majority of the whole board of directors or upon the written request of stockholders entitled to cast at least a majority of all votes entitled to vote at the meeting.
    Prohibition of Cumulative Voting. The articles of incorporation prohibit cumulative voting for the election of directors.
    Limitation of Voting Rights. The articles of incorporation provide that in no event will any person who beneficially owns more than 10% of the outstanding shares of common stock be entitled or permitted to vote any of the shares of common stock held in excess of the 10% limit.
    Restrictions on Removing Directors from Office. The articles of incorporation provide that directors may be removed only for cause, and only by the affirmative vote of the holders of at least a majority of the voting power of all of our then-outstanding common stock entitled to vote (after giving effect to the limitation on voting rights discussed above in “-Limitation of Voting Rights.”)
    Authorized but Unissued Shares. Northwest Bancshares has authorized but unissued shares of common and preferred stock. The articles of incorporation authorize 50,000,000 shares of serial preferred stock. Northwest Bancshares is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the board of directors is authorized to fix the designations, and relative preferences, limitations, voting rights, if any, including without limitation, offering rights of such shares (which could be multiple or as a separate class). In the event of a proposed merger, tender offer or other attempt to gain control of Northwest Bancshares that the board of directors does not approve, it might be possible for the board of directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of the transaction. An effect of the possible issuance of preferred stock therefore may be to deter a future attempt to gain control of Northwest Bancshares.
    Amendments to Articles of Incorporation and Bylaws. Amendments to the articles of incorporation must be approved by our board of directors and also by at least a majority of the outstanding shares of our voting stock; provided, however, that approval by at least 80% of the outstanding voting stock is generally required to amend certain provisions.
    The articles of incorporation also provide that the bylaws may be amended by the affirmative vote of a majority of Northwest Bancshares, Inc.’s directors or by the stockholders by the affirmative vote of at least 80% of the total votes eligible to be voted at a duly constituted meeting of stockholders. Any amendment of this super-majority requirement for amendment of the bylaws would also require the approval of 80% of the outstanding voting stock.
    Business Combinations with Interested Stockholders. Under Maryland law, “business combinations” between Northwest Bancshares, Inc. and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, statutory share exchange or, in circumstances specified in the statute, certain transfers of assets, certain stock issuances and transfers, liquidation plans and reclassifications involving interested stockholders and their affiliates or issuance or reclassification of equity securities. Maryland law defines an interested stockholder as: (i) any person who beneficially owns 10% or more of the voting power of Northwest Bancshares, Inc.’s voting stock after the date on which Northwest Bancshares, Inc. had 100 or more beneficial owners of its stock; or (ii) an affiliate or associate of Northwest Bancshares, Inc. at any time after the date on which Northwest Bancshares, Inc. had 100 or more beneficial owners of its stock who, within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of Northwest Bancshares, Inc. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.
    After the five-year prohibition, any business combination between Northwest Bancshares, Inc. and an interested stockholder generally must be recommended by the board of directors of Northwest Bancshares, Inc. and approved by the affirmative vote of at least: (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of Northwest Bancshares, Inc. and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of Northwest Bancshares, Inc. other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder. These super-majority vote requirements do not apply if Northwest Bancshares, Inc.’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.
    Evaluation of Offers. The articles of incorporation of Northwest Bancshares, Inc. provide that its board of directors, when evaluating a transaction that would or may involve a change in control of Northwest Bancshares, Inc. (whether by purchases of its securities, merger, consolidation, share exchange, dissolution, liquidation, sale of all or substantially all of its assets, proxy solicitation or otherwise), may, in connection with the exercise of its business judgment in determining what is in the best interests of Northwest Bancshares, Inc. and its stockholders and in making any recommendation to the stockholders, give due consideration to all relevant factors, including, but not limited to:
•the economic effect, both immediate and long-term, upon Northwest Bancshares, Inc.’s stockholders, including stockholders, if any, who do not participate in the transaction;
•the social and economic effect on the present and future employees, creditors and customers of, and others dealing with, Northwest Bancshares, Inc. and its subsidiaries and on the communities in which Northwest Bancshares, Inc. and its subsidiaries operate or are located;
•whether the proposal is acceptable based on the historical, current or projected future operating results or financial condition of Northwest Bancshares, Inc.;
•whether a more favorable price could be obtained for Northwest Bancshares, Inc.’s stock or other securities in the future;
•the reputation and business practices of the other entity to be involved in the transaction and its management and affiliates as they would affect the employees of Northwest Bancshares, Inc. and its subsidiaries;
•the future value of the stock or any other securities of Northwest Bancshares, Inc. or the other entity to be involved in the proposed transaction;

•any antitrust or other legal and regulatory issues that are raised by the proposal;
•the business and historical, current or expected future financial condition or operating results of the other entity to be involved in the transaction, including, but not limited to, debt service and other existing financial obligations, financial obligations to be incurred in connection with the proposed transaction, and other likely financial obligations of the other entity to be involved in the proposed transaction; and
•the ability of Northwest Bancshares, Inc. to fulfill its objectives as a financial institution holding company and on the ability of its subsidiary financial institution(s) to fulfill the objectives of a federally insured financial institution under applicable statutes and regulations.
    If the board of directors determines that any proposed transaction should be rejected, it may take any lawful action to defeat such transaction.
    Purpose and Anti-Takeover Effects of Northwest Bancshares, Inc.’s Articles of Incorporation and Bylaws. Our board of directors believes that the provisions described above are prudent and reduce our vulnerability to takeover attempts and certain other transactions that have not been negotiated with and approved by our board of directors. Our board of directors believes these provisions are in the best interests of Northwest Bancshares, Inc. and its stockholders. Our board of directors believes that it is in the best position to determine the true value of Northwest Bancshares, Inc. and to negotiate more effectively for what may be in the best interests of its stockholders. Accordingly, our board of directors believes that it is in the best interests of Northwest Bancshares, Inc. and its stockholders to encourage potential acquirers to negotiate directly with the board of directors and that these provisions will encourage such negotiations and discourage hostile takeover attempts. It is also the view of our board of directors that these provisions should not discourage persons from proposing a merger or other transaction at a price reflective of the true value of Northwest Bancshares, Inc. and that is in the best interests of all stockholders.
    Takeover attempts that have not been negotiated with and approved by our board of directors present the risk of a takeover on terms that may be less favorable than might otherwise be available. A transaction that is negotiated and approved by our board of directors, on the other hand, can be carefully planned and undertaken at an opportune time in order to obtain maximum value of Northwest Bancshares, Inc. for our stockholders, with due consideration given to matters such as the management and business of the acquiring corporation and maximum strategic development of Northwest Bancshares, Inc.’s assets.
    Although a tender offer or other takeover attempt may be made at a price substantially above the current market price, such offers are sometimes made for less than all of the outstanding shares of a target company. As a result, stockholders may be presented with the alternative of partially liquidating their investment at a time that may be disadvantageous, or retaining their investment in an enterprise that is under different management and whose objectives may not be similar to those of the remaining stockholders.
    Despite our belief as to the benefits to stockholders of these provisions of Northwest Bancshares, Inc.’s articles of incorporation and bylaws, these provisions may also have the effect of discouraging a future takeover attempt that would not be approved by our board of directors, but pursuant to which stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have any opportunity to do so. Such provisions will also make it more difficult to remove our board of directors and management. Our board of directors, however, has concluded that the potential benefits outweigh the possible disadvantages.
    The cumulative effect of the restrictions on acquisition of Northwest Bancshares, Inc. contained in our articles of incorporation and bylaws and in Maryland law may be to discourage potential takeover attempts and perpetuate incumbent management, even though certain stockholders of Northwest Bancshares, Inc. may deem a potential acquisition to be in their best interests, or deem existing management not to be acting in their best interests.
Change in Control Regulations
    Under the Change in Bank Control Act, no person may acquire control of an insured savings association or its parent holding company unless the Federal Reserve Board has been given 60 days’ prior written notice and has not issued a notice disapproving the proposed acquisition. The Federal Reserve Board takes into consideration certain factors, including the financial and managerial resources of the acquirer and the competitive effects of the acquisition. In addition, federal regulations provide that no company may acquire control of a savings association without the prior approval of the Federal Reserve Board. Any company that acquires such control becomes a “savings and loan holding company” subject to registration, examination and regulation by the Federal Reserve Board.

    Control, as defined under federal law, means ownership, control of or holding irrevocable proxies representing more than 25% of any class of voting stock, control in any manner of the election of a majority of the company’s directors, or a determination by the Federal Reserve Board that the acquirer has the power to direct, or directly or indirectly exercise a controlling influence over, the management or policies of the institution. Acquisition of more than 10% of any class of a savings and loan holding company’s voting stock constitutes a rebuttable determination of control under the regulations under certain circumstances including where, as is the case with Northwest Bancshares, the issuer has registered securities under Section 12 of the Securities Exchange Act of 1934. Federal Reserve Board regulations provide that parties seeking to rebut control will be provided an opportunity to do so in writing.

Benefit Plans

In addition to the provisions of Northwest Bancshares’ articles of incorporation and bylaws described above, benefit plans of Northwest Bancshares and Northwest Bank that may authorize the issuance of equity to its board of directors, officers and employees adopted in connection with or following the offering contain or may contain provisions which also may discourage hostile takeover attempts which the board of directors of Northwest Bank might conclude are not in the best interests of Northwest Bancshares and Northwest Bank or Northwest Bancshares’ stockholders.